SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

November 14, 2018

Commission File Number 001-36761

Kenon Holdings Ltd.

1 Temasek Avenue #36-01
Millenia Tower
Singapore 039192
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CONTENTS

Periodic Report of OPC Energy Ltd. for the Three Months Ended September 30, 2018

On November 14, 2018, Kenon Holdings Ltd.’s subsidiary OPC Energy Ltd. (“OPC”) reported to the Israeli Securities Authority and the Tel Aviv Stock Exchange its periodic report (in Hebrew) for the three months ended September 30, 2018 (“OPC’s Periodic Report”). English convenience translations of (i) Chapter B: Report of the Board of Directors for the period ended September 30, 2018 and (ii) Chapter C: Condensed Consolidated Interim Financial Statements as of September 30, 2018 of OPC’s Periodic Report are furnished as Exhibits 99.1 and 99.2, respectively, to this Report on Form 6-K. In the event of a discrepancy between the Hebrew and English versions, the Hebrew version shall prevail.

Forward Looking Statements
This Report on Form 6-K, including the exhibits hereto, includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements with respect to the Tzomet Energy, including OPC’s payment of the remaining consideration for the acquisition of Tzomet, OPC’s expectations regarding Tzomet’s administrative proceeding and OPC’s strategy with respect to the Tzomet project, OPC’s expectations with respect to the Tamar gas dispute, OPC’s business strategy, including OPC’s  plans with respect to development projects,its  strategy to obtain regulatory clearances and approvals for its projects, and the technologies intended to be used thereto, the Electricity Authority ("EA") tariffs and their expected effects on OPC, OPC's adoption of certain accounting standards and the expected effects of those standards on OPC’s results, statements relating to disputes and/or regulatory proceedings, prospective claims and expected impact and outcomes and statements with respect to stock option plans. These statements are based on OPC Energy Ltd. management’s current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Kenon’s control, which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks include OPC’s failure to obtain regulatory approvals for its projects, OPC’s failure to develop or complete its projects as planned or at all, that OPC’s current and future disputes and regulatory and administrative proceedings do not proceed as expected, that the new accounting standards have a material effect on OPC's results, changes to the EA tariffs and their effect on OPC's results, OPC’s failure to successfully conduct litigation and/or regulatory proceedings and prospective claims, and other risks and factors, including those risks set forth under the heading “Risk Factors” in Kenon’s Annual Report on Form 20-F filed with the SEC and other filings. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.

Exhibits

99.1
OPC Energy Ltd. – Periodic Report for the three months ended September 30, 2018—Chapter B: Report of the Board of Directors for the period ended September 30, 2018, as published on November 14, 2018 with the Israeli Securities Authority and Tel Aviv Stock Exchange*

99.2
OPC Energy Ltd. – Periodic Report for the three months ended September 30, 2018—Chapter C: Condensed Consolidated Interim Financial Statements as of September 30, 2018, as published on November 14, 2018 with the Israeli Securities Authority and Tel Aviv Stock Exchange*

*English convenience translation from Hebrew original document.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KENON HOLDINGS LTD.

Date: November 14, 2018	By:	/s/ Robert L. Rosen
	Name:	Robert L. Rosen
	Title:	Chief Executive Officer